Commission File Number 001-31914

EXHIBIT 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Life Insurance Company Limited, you should at once hand this circular and the accompanying proxy form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ELECTION OF MR. ZHAO FENG, MR. YU SHENGQUAN

AND MS. ZHUO MEIJUAN

AS NON-EXECUTIVE DIRECTORS OF THE SEVENTH SESSION OF

THE BOARD OF DIRECTORS

AND

NOTICE OF THE THIRD EXTRAORDINARY GENERAL MEETING 2022

A notice convening the Extraordinary General Meeting of China Life Insurance Company Limited to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 15 December 2022 at 9:30 a.m. is set out on pages 6 to 8 of this circular.

Whether or not you are able to attend the Extraordinary General Meeting, you are advised to read the notice of Extraordinary General Meeting and to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited; and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Office in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the Extraordinary General Meeting (i.e. no later than 9:30 a.m. on 14 December 2022) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Extraordinary General Meeting or at any adjourned meeting if you so wish.

10 November 2022

TABLE OF CONTENTS

Page
DEFINITIONS	1

LETTER FROM THE BOARD	2

NOTICE OF THE THIRD EXTRAORDINARY GENERAL MEETING 2022	6

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	the domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the SSE and traded in RMB

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board” or “Board of Directors”	the board of Directors of the Company

“CBIRC”	the China Banking and Insurance Regulatory Commission

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“Director(s)”	the director(s) of the Company

“EGM” or “Extraordinary General Meeting”	the third extraordinary general meeting 2022 of the Company to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 15 December 2022 at 9:30 a.m.

“H Share(s)”	the overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Director(s)” or “Independent Non-executive Director(s)”	the independent non-executive Director(s) of the Company

“PRC” or “China”	the People’s Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region and Taiwan region

“RMB”	the lawful currency of the PRC

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“SSE”	the Shanghai Stock Exchange

Note: If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

LETTER FROM THE BOARD

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Board of Directors:	Office Address:
Executive Directors:	16 Financial Street
Mr. Bai Tao	Xicheng District
Mr. Zhao Peng	Beijing 100033
Mr. Li Mingguang	PRC

Non-executive Director:	Place of Business in Hong Kong:
Mr. Wang Junhui	The Hong Kong Office
16/F, Tower A, China Life Centre
Independent Non-executive Directors:	One Harbour Gate
Mr. Lam Chi Kuen	18 Hung Luen Road
Mr. Zhai Haitao	Hung Hom, Kowloon
Mr. Huang Yiping	Hong Kong
Ms. Chen Jie

10 November 2022

To the shareholders

Dear Sir or Madam,

I.	INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the EGM to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 15 December 2022 at 9:30 a.m.

The purpose of this circular is to provide you with the notice of the EGM and the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the EGM.

LETTER FROM THE BOARD

II.	ELECTION OF MR. ZHAO FENG, MR. YU SHENGQUAN AND MS. ZHUO MEIJUAN AS NON-EXECUTIVE DIRECTORS OF THE SEVENTH SESSION OF THE BOARD OF DIRECTORS

On 27 October 2022, the Board of Directors considered and approved the proposals in relation to the nomination of Mr. Zhao Feng, Mr. Yu Shengquan and Ms. Zhuo Meijuan as candidates for Non-Executive Directors of the seventh session of the Board of Directors. Such proposals shall be submitted to the EGM for consideration and approval. The qualifications of Mr. Zhao Feng, Mr. Yu Shengquan and Ms. Zhuo Meijuan as Directors are subject to the approval of the CBIRC.

The biographical details of the candidates for Directors are set out below:

Mr. Zhao Feng

Mr. Zhao Feng, born in June 1972, is the Chief Information Technology Officer and the General Manager of the Financial Technology Department of China Life Insurance (Group) Company. From 2017 to 2021, he successively served as the Chief Information Technology Officer and Vice President of China Life Property and Casualty Insurance Company Limited, and successively held the concurrent position as the General Manager of each of its Information Technology Department, Financial Technology Center and Guangxi Branch. He served as an Assistant to the General Manager, the Deputy General Manager and the General Manager of the Information Technology Department of China Life Insurance (Group) Company from 2004 to 2017. Mr. Zhao, a senior engineer, graduated from Harbin University of Science and Technology with a bachelor’s degree in engineering.

Mr. Yu Shengquan

Mr. Yu Shengquan, born in March 1965, is the Chief Financial Officer of China Life Insurance (Group) Company and a Director of each of China Life Ecommerce Company Limited and China Life Investment Management Company Limited. From 2016 to 2021, he served as the General Manager of the Finance Department of China Life Insurance (Group) Company and successively held the concurrent position as a Director of each of China Life Insurance Sales Company Limited and Singapore Branch of China Life Insurance (Overseas) Company Limited. He successively served as the Vice President of China Life Insurance (Overseas) Company Limited and the Deputy General Manager of Guangdong Branch of the Company from 2015 to 2016, and an Assistant to the General Manager and the Deputy General Manager of the Finance and Accounting Department of China Life Insurance (Group) Company from 2009 to 2015. Mr. Yu, a senior accountant, graduated from Jiangxi College of Finance and Economics and the National University of Singapore with a master’s degree in management.

LETTER FROM THE BOARD

Ms. Zhuo Meijuan

Ms. Zhuo Meijuan, born in July 1964, is the General Manager of the Business Management Department of China Life Insurance (Group) Company. From 2016 to 2019, she served as the Deputy General Manager (at the department general manager level) of the Business Management Department of China Life Insurance (Group) Company. She served as the Secretary to the Discipline Inspection Committee and the Deputy General Manager (at the department general manager level of the head office) of Tianjin Branch of the Company from 2013 to 2016, and the Deputy General Manager of the Business Management Department of China Life Insurance (Group) Company from 2006 to 2013. Ms. Zhuo, a senior economist, graduated from Fujian Agricultural College and the Open University of Hong Kong with a master’s degree in business administration.

Each of the above candidates for Directors will enter into a service contract with the Company. Their term of office shall be effective from the date of approval by the CBIRC and end on the expiry of the term of the seventh session of the Board of Directors. They are eligible for re-election upon expiry of their term. None of the candidates for Directors will receive any director’s fee or remuneration from the Company.

Save as disclosed above, each of the candidates for Directors has not held any directorship in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Each of the candidates for Directors does not have any interests in shares of the Company within the meaning of Part XV of the SFO.

Further, there is nothing in respect of the election of each of the candidates for Directors that needs to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules nor is there anything that needs to be bought to the attention of the shareholders of the Company.

III.	THE EGM

The notice of EGM is set out on pages 6 to 8 of this circular. The proxy form of the EGM is enclosed.

If you intend to appoint a proxy to attend the EGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited; and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents, should be returned to the Company’s Board Office in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the EGM (i.e. no later than 9:30 a.m. on 14 December 2022) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the EGM or at any adjourned meeting if you so wish.

IV.	VOTING BY POLL

According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the EGM will exercise his power under the Articles of Association to demand a poll in relation to the proposed resolutions at the EGM.

LETTER FROM THE BOARD

V.	RECOMMENDATION

The Board considers that the resolutions proposed for consideration and approval by the shareholders at the EGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of the proposed resolutions at the EGM.

Yours faithfully, Bai Tao Chairman

NOTICE OF THE THIRD EXTRAORDINARY GENERAL MEETING 2022

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

NOTICE OF THE THIRD EXTRAORDINARY GENERAL MEETING 2022

NOTICE IS HEREBY GIVEN that the Third Extraordinary General Meeting 2022 of China Life Insurance Company Limited (the “Company”) will be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 15 December 2022 at 9:30 a.m. (the “EGM”), for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the election of Mr. Zhao Feng as a Non-executive Director of the seventh session of the Board of Directors of the Company.

2.	To consider and approve the election of Mr. Yu Shengquan as a Non-executive Director of the seventh session of the Board of Directors of the Company.

3.	To consider and approve the election of Ms. Zhuo Meijuan as a Non-executive Director of the seventh session of the Board of Directors of the Company.

By Order of the Board Heng Victor Ja Wei Company Secretary

10 November 2022

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie

NOTICE OF THE THIRD EXTRAORDINARY GENERAL MEETING 2022

Notes:

1.	ELIGIBILITY FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining the entitlement of holders of H Shares to attend the Extraordinary General Meeting from Friday, 25 November 2022 to Thursday, 15 December 2022 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Extraordinary General Meeting, holders of H Shares should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Thursday, 24 November 2022.

The Company will announce separately on the Shanghai Stock Exchange details of eligibility of holders of A Shares for attending the Extraordinary General Meeting.

2.	PROXY

(1)

Each shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)

The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other documents of authorization must be notarized.

To be valid, for holders of H Shares, the proxy form and notarized power of attorney or other documents of authorization must be delivered to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for the Extraordinary General Meeting (i.e. no later than 9:30 a.m. on 14 December 2022) (the proxy form for use at the Extraordinary General Meeting is attached herewith).

3.	REGISTRATION PROCEDURES FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING

A shareholder or his proxy should produce proof of identity when attending the Extraordinary General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

4.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Extraordinary General Meeting will exercise his power under the Articles of Association to demand a poll in relation to the proposed resolutions at the Extraordinary General Meeting.

5.	MISCELLANEOUS

(1)	The Extraordinary General Meeting is expected to be held for less than half a day. Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

NOTICE OF THE THIRD EXTRAORDINARY GENERAL MEETING 2022

(2)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code	:	100033
Contact office	:	Board Office
Telephone No.	:	86 (10) 6363 1248
Facsimile No.	:	86 (10) 6657 5112